UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 30, 2026

(Date of Report (Date of earliest event reported))

Pacaso Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-4106896
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

18 E 4th Street, Suite 902 Cincinnati, OH	45202
(Full mailing address of principal executive offices)	(Zip Code)

(844) 272-2276

Issuer’s Telephone number, including area code

Class D Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Pacaso Inc. (the “Company”) issued a press release and a summary of its key operational and financial metrics for the first quarter ended March 31, 2026. The summary of metrics and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

About Pacaso Inc.

Pacaso Inc. (the “company,” “we,” “us,” and “our”) operates a technology-enabled real estate and hospitality platform that enables people to co-own professionally managed luxury vacation homes in desirable destinations across the United States and internationally. We pre-aggregate consumer demand for up to eight different co-owners per home and facilitate the creation and ongoing management of the Holding SPE that holds the title to the property. The Company, through a wholly-owned subsidiary, serves as the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. We manage the full ownership experience, from property acquisition and design through ongoing hospitality services, property management, and resale.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

Number	Exhibit
99.1	Summary financial information for the three month periods ended March 31, 2026 and 2025 (unaudited)
99.2	Press Release

2

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2026.

Pacaso Inc.

DATE: April 30, 2026	By:	/s/ Gregory Austin Allison
	Name:	Gregory Austin Allison
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on April 30, 2026.

Signature	Title

/s/ Gregory Austin Allison
Gregory Austin Allison	CEO, Principal Executive Officer, Director

/s/ Alvaro Cortes
Alvaro Cortes	Chief Financial Officer and Principal Accounting Officer

3